UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KALA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

483119202
(CUSIP Number of Class of Securities)

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476
(781) 996-5252
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John Martini, Esq. Holland & Knight LLP 2929 Arch Street, Suite 800 Philadelphia, PA 19104 (215) 252-9600	Eric L. Trachtenberg General Counsel, Chief Compliance Officer and Corporate Secretary Kala Pharmaceuticals, Inc. 1167 Massachusetts Avenue Arlington, MA 02476 (781) 996-5252

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated May 1, 2023 (the “Option Exchange Program”) by Kala Pharmaceuticals, Inc., a Delaware corporation (the “Company”), originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 1, 2023.

On May 9, 2023, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 10-Q”). This Amendment No. 1 is made to (i) amend and restate Item 10(a) (Financial Information) of the Schedule TO to incorporate by reference the Q1 10-Q and (ii) amend and supplement Item 12(a) (Exhibits) of the Schedule TO to update Exhibit (a)(1)(A) to incorporate new financial information from the Q1 10-Q.

The information in the Schedule TO, including all exhibits and schedules to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 10. Financial Information.

Item 10(a) of the Schedule TO is amended and restated as follows:

(a)            Financial Information. The information set forth in Schedule A to the Offering Memorandum and in the sections of the Offering Memorandum under the caption “The Offer” titled “10. Information concerning the Company,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 3, 2023, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023, are incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

Item 12(a). Exhibits.

Item 12(a) of the Schedule TO is amended and supplemented by updating Exhibit (a)(1)(A) as follows:

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 1, 2023, as amended on May 9, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KALA PHARMACEUTICALS, INC.

By:	/s/ Eric L. Trachtenberg
	Name:	Eric L. Trachtenberg
	Title:	General Counsel, Chief Compliance Officer and Corporate Secretary

Date:	May 9, 2023

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